

September 25, 2013

Via E-mail
Mr. Mario Alberto Beauregard Álvarez
Chief Financial Officer
Petróleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
11311 México D.F., México

> **Re: Petróleos Mexicanos**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 0-00099**

Dear Mr. Beauregard Álvarez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Major Shareholders and Related Party Transactions, page 169

1.   We note your disclosure at page 170 regarding the franchise agreements between Pemex-Refining and companies affiliated with your Chairman of the Board of Directors. Please revise your disclosure to quantify payments made to such companies by Pemex-Refining in 2012, or payments made by such companies to Pemex-Refining in 2012. In the alternative, please tell us why you believe that such disclosure is not required. Please refer to Item 7.B of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin (Staff Attorney) at (202) 551-3763 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director